EDIT

Arqlite SPC

We upcycle the plastics no one else can recycle

@ EN.ARQLITE.COM SEATTLE

infrastructure   hardware   technology   sustainability
b2b



 *After years working on environmental consulting we decided to pivot into a scale solution, something that could really make a difference globally. There's nothing more exciting and fulfilling than going out to work every morning knowing you'll be helping people and the planet.*

Sebastian Sajoux Founder & CEO @ Arqlite SPC

Arqlite    **ABOUT**   **UPDATES**⁰   **GRAPEVINE**⁰   **ASK A QUESTION**⁰

Why you may want to support us...

1   Our very first product is the first commodity ever made from plastic waste. The first scale solution for a scale problem.

2   For every ton of discarded plastic we make one ton of an awesome light gravel that makes construction and landscaping more efficient.

3   Compared to mineral gravel it's 10 times better insulator and 3 times lighter contributing to a more sustainable and cost efficient industry

4   We are currently selling every ton of gravel we produce in our pilot facility in Argentina and clients are already waiting for more.

5   Arqlite's proprietary process is capable of upcycling flexible, laminated, aluminized and also plastics recovered from the ocean. All kind!

6   China banning the entrance of plastic waste means everything ends up on landfills now where it will remain for thousands of years.

7   $750k raised from previous investors destined for R&D and go to market. Plus $200k in grants.

8   We are now raising capital to take our solution to the US by installing a 1500 ton/month upcycling facility in LA.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

   **Sebastian Sajoux**
Founder & CEO
Having recycled plastics no one else had ever been able to.


   **Andres Manzur Echave**
CFO
Budget management for Inter American Development Bank credits applied to Buenos Aires province in Argentina.


   **Jorge Gordillo**
COO
Directed Adidas production facility in Argentina with more than 500 workers under his command.


In the news



Downloads

Arqlite Deck.pdf

We recycle what nobody else can

Arqlite was created in 2015 with the support of Fledge, Seattle's #1 Impact Accelerator. The process took us from Argentina to the US West Coast, where we first validated our product with companies like Lafarge-Holcim and Stoneway Concrete, to make sure the construction industry was willing to shift into more sustainable and efficient construction systems.

They not only backed us but literally loved our idea. So we spent several months meeting with developers, contractors and concrete companies to fine-tune our scope and work on the product's technical benefits.

R&D

Back in Argentina with our R&D team, we setup a lab scale equipment to start working together with INTI (Argentina's #1 National Laboratory) on the product's specifications and the engineering for industrial scale. Having succeded on the lab we were ready for our next milestone: Mass production.



It wasn't until June 2018 that we were able to setup our first large scale equipment with a 200 ton/month recycling capacity. We new we could make it, although everyone thought we were crazy as no one else had ever been able to work with different mixed plastics (flexible, rigid, dirty, even degraded materials). And from that create a product, that could be not only **eco-friendly but also highly efficient**.

We Reached Breakeven only 6 Months After Launching

After six months of fine tuning and add-ons to the technology, we finally got to market in January 2019. And guess what? The product was a complete success! We've been ramping up production since beginning of the year and recently reached 100 tons/month, taking us to **breakeven :O**

This means that every ton of gravel we produce is being sold and customers are already waiting form more. Below is a picture of our **first 15ton truck** leaving our facility to a construction site where it will be used to produce light concretes. Or you can see it this way: Those 15 tons of plastics would have been buried on a dump or landfill without Arqlite's magic.





We also pack small it small for home and garden retail. Here's a load for **Sodimac**



How Arqlite is Better than Regular Gravel

- **Eco-friendly**, durable, Inert and elastic

- 10 X Better **insulator** than mineral gravel: Better construction quality + heating and cooling savings

- 3 X **Lighter** than mineral gravel: Less transportation costs + Easier application and less labor costs

66% Lighter	10X Insulation	Controlled Size	Lower Costs
Easy to handle, with lower transport costs, its low weight generates lighter concretes, reducing the structural support required, which leads to significant reductions in costs and materials.	Its greater thermal and acoustic insulation results in a better constructive quality and greater energy conservation, by reducing the heating and cooling needs when used in floors and dividing walls.	Due to its controlled shape and size, the use of Arqlite gravel allows to define optimal quantity coefficients for concrete and drainage according to the different specifications sought.	Arqlite gravel has a competitive price compared to quarry rock and its use in the concrete mix provides lighter structures, reducing the requirements of structural base and, therefore, reducing costs.
LEED Scoring	**Water Savings**	**Better Stability**	**Resistance**
To receive a LEED certification, construction projects earn points in order to achieve different levels of certification. The use of Arqlite scores in categories 4 and 5 as it is recycled and locally produced.	With a mineral aggregate absorption capacity, effective absorption and humidity of the surface must be estimated. Arqlite does not absorb water, reducing the environmental impact and simplifying processes.	The low thermal conductivity of plastics reduces its reaction to extreme variations in temperature and, therefore, the possibility of fracturing or altering the concrete mixture.	Its high molecular resistance synthesized from low molecular weight compounds generates a material with high wear resistance to acids, alkalis and solvents.

Our Customers



Concrete companies and construction companies using it to produce light concretes with better insulation. Why do they want light concretes? Once the building has been raised on steel and structural concrete (made with mineral gravel) you still need a huge amount of concrete for the non-structural slabs. And a lighter concrete requires a lighter structure, resulting in cost savings.

Precast concrete companies using our mini gravel as an aggregate on their concrete mix. In a similar way to the construction industries, precast looks for lighter products that result in easier handling and lower transportation costs. Besides, Arqlite gravel make precast elements (benches, slabs, bins, bus stops, etc) more shock resistant!

Our third massive market is landscaping, where Arqlite Gravel is used as a filler to let water drain after heavy rains (very important due to climate change). Again, our gravel is easier to handle, innocuous for vegetation and long lasting, preserving the pipes over time.

How do we feel about it? Super excited! We are removing 100 tons of un-recyclable plastics from the environment every month. And we plan to double that in the next few months reaching our maximum 200 ton/month capacity in our current facility.

2019 Growth



So what's next?

We want to install a new facility in Los Angeles, where local MRFs currently discard thousands of tons of plastics every month. Arqlite will provide them with a new solution to help them improve their sustainability metrics while deviating those plastics from the landfill.

Step 1 will be to set up and office in LA to close plastic deals with MRFs, do s site selection, showcase the gravel and get some letters of intent and pre-sales contracts for a couple of hundred tons. That will take us smoothly to step 2...

Step 2 is installing the new facility which will have a 1500 ton/month capacity and will be able to recycle all the post consumer plastics that are currently being treated as waste.

Investor Q&A

– COLLAPSE ALL

What does your company do? ˅

We are upcyling for the biggest packaging companies in Argentina (producing for Unilever, Danone, Mondelez) and selling every ton of gravel we produce to construction companies, precast companies and landscapers looking for a light, durable, inert and eco friendly filler for their products.

Where will your company be in 5 years? ˅

We want to take our technology to every city around the world to transform every ton of plastic waste into an efficient product that can then be locally used, as a pure circular economy solution.

Why did you choose this idea? ˅

After years working on environmental consulting we decided to pivot into a scale solution, something that could really make a difference globally. There's nothing more exciting and fulfilling than going out to work every morning knowing you'll be helping people and the



planet.

Who is currently using your solution?

We offer our upcycling solution to big plastic waste generators, both private companies and municipalities. Arqlite business mode is special as we charge a tipping fee for every ton we process, meaning that we get paid for our raw material!

Why would any one pay you to recycle their waste?

Waste generation represent a huge environmental problem, specially with plastics. But it also represents an economic problem for waste generators (both private and public) as they need to pay to bury or incinerate their waste.
Arqlite provides them with a sustainable solution allowing to improve the sustainability metrics and cost competitive to a landfill fee.

What happens with all those plastics?

We turn every ton of plastic to a new kind of artificial gravel, three times lighter and ten times better insulator than mineral gravel.
These benefits are appreciated by civil engineers using it to produce light and more insulating concretes, to precast concrete companies looking to produce lighter and more durable products, and to landscapers that use it as a filler for their projects.

Where and how much gravel are you making?

We've installed our first production plant in Argentina as the R&D team is all from that country. This setup has a 200 ton/month capacity and is currently recycling for private companies and municipalities.
Every ton of gravel we produce is next sold to the three main markets: Concrete, precast and landscaping.

What's next?

We want to take our solution to the US were we've already secured the necessary feedstock from local MRFs and are field testing the gravel with several concrete companies.
This new facility will be much bigger than the current one, being capable of diverting up to 1500 tons of plastic monthly from the environment.

And next? Let's say 5 years?

Our expansion plan combines self-owned facilities in strategic locations and a licensing system to take our solution to every city around the world.

Is any one else doing this?

Arqlite is the only company in the world solving the problem of flexible packaging and other complex plastics currently being buried, sent to incineration or floating on the oceans.
Hopefully more companies come up with new solutions soon to help us end the problem of plastic waste.

Can you make other products?

Arqlite gravel is our very first product but there are more on our pipeline. As an innovation company we'll always be improving existing products and looking for new solutions.

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